

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 19, 2017

Via E-mail
Ka Sing Edmund Yeung
Chief Financial Officer
Magicstem Group Corp.
Room 803, 8th Floor, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui, Hong Kong

>   **Re: Magicstem Group Corp.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2016**
>   **Filed January 30, 2017**
>   **File No. 001-36128**

Dear Mr. Yeung:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery